# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quantum Biopharma Ltd., CIK 0001771885
CUSIP: 74764Y205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: FIRST CANADIAN PLACE, 100 KING STREET WEST, SUITE 4000, TORONTO, Ontario Canada (A6), M5X 1A4
Date of event which requires filing of this statement: 06/12/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002072045
Persons authorized to receive notices and communications: Malone Wealth Ventures, 9201 W State St. Ste 126, Boise, Idaho (ID), 83714, 2089854526

## Reporting persons
- Malone Wealth Ventures LLC (CIK 0002072045): type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 16,000; shared voting power 0; sole dispositive power 496,062; shared dispositive power 0; aggregate amount beneficially owned 496,062 (14.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Quantum Biopharma Ltd.
Address of issuer's principal executive offices: FIRST CANADIAN PLACE, 100 KING STREET WEST, SUITE 4000, TORONTO, Ontario Canada (A6), M5X 1A4

## Item 2. Identity and Background
Name of person filing: Wealth Ventures LLC
Residence or business address: 9201 W State St. Ste. 126. Boise, ID 83714
Present principal occupation or employment: Investment Adviser; Malone Wealth Ventures LLC, 9201 W State St. Ste. 126. Boise, ID 83714
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: Unites States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities were acquired in open market transactions using funds from client investment accounts managed by Malone Wealth Ventures LLC under discretionary authority. No borrowed funds were used to acquire the securities.

## Item 4. Purpose of Transaction
Purpose of transaction: The securities were acquired for investment purposes in the ordinary course of business. Malone Wealth Ventures LLC does not have any plans or proposals which would relate to or result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 496,062. 14.6
Number of shares as to which each person has sole or shared power to vote or dispose: 496,062
Transactions in the class effected during the past sixty days: On June 11, 2025, Malone Wealth Ventures LLC, acting on behalf of client accounts under discretionary management, purchased an aggregate of 38,214 shares of Common Stock of Quantum Biopharma Inc. in a series of open market transactions. The purchases were effected on public markets at prices ranging from approximately 6.50 to $19.05 per share. All shares were purchased using client funds and were acquired in the ordinary course of investment management.
Other persons with the right to receive dividends or sale proceeds: Clients of Malone Wealth Ventures LLC may be entitled to receive or direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein. To the best knowledge of the reporting person, no individual client has such interest relating to more than five percent of the class of securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Kevin Malone, Chief Executive Officer of Malone Wealth Ventures LLC, currently serves as an Advisor to the Board of Directors of Quantum Biopharma Inc. In connection with this role, Mr. Malone entered into a written consulting agreement dated April 15, 2025, pursuant to which he received 30,000 shares of Common Stock and is entitled to additional share compensation based on specified market capitalization and shelf-offering milestones.

Malone Wealth Ventures LLC does not, and will not, act on material nonpublic information obtained through this advisory role. All client trading is conducted in accordance with applicable securities laws.

Except as described herein, the reporting person does not have any other contracts, arrangements, understandings, or relationships with respect to the securities of the issuer, including but not limited to transfer or voting of any of the securities, derivative instruments, or proxy arrangements.

## Signatures
- Malone Wealth Ventures LLC: Kevin M Malone, Chief Executive Officer (06/12/2025)